Exhibit 99.1

Allot Communications Announces First Quarter 2008 Results

Hod Hasharon, ISRAEL – May 14, 2008 – Allot Communications Ltd. (NASDAQ: ALLT), a leader in IP service optimization solutions based on deep packet inspection (DPI) technology, today announced financial results for the first quarter ended March 31, 2008.

Total revenues for the first quarter of 2008 were $8.3 million, similar to the revenues reported in the first quarter of 2007, and a 5% decrease from the $8.7 million revenues reported for the fourth quarter of 2007. On a GAAP basis, net loss for the first quarter of 2008 was $4.8 million, or $0.22 per share (basic and diluted), as compared with a net loss of $0.4 million, or $0.02 per share (basic and diluted), in the first quarter of 2007, and a net loss of $6.7 million, or $0.31 per share (basic and diluted), for the fourth quarter of 2007. The net loss and earnings per share for the fourth quarter of 2007 reflect a reclassification of the previously announced devaluation of certain Auction Rate Securities (ARS) as described below in further detail.

On a non-GAAP basis, excluding the impact of share-based compensation expenses, the impact of expenses related to a law suit, the impact of amortization of intangible assets acquired from Esphion and the impact of impairment charges related to certain securities, non-GAAP net loss for the first quarter of 2008 totaled $1.9 million, or $0.09 per share (basic and diluted), as compared with a net loss of $112 thousand, or $0.00 per share (basic and diluted), for the first quarter of 2007. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. A full reconciliation between non-GAAP and GAAP net loss is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because management believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“During the quarter we achieved our goals of continued expansion of our global customer base and continued acceptance of the new Service Gateway,” commented Rami Hadar, Allot’s President and Chief Executive Officer. “We were pleased to see strong demand for our Service Gateway, which received Technology Marketing Corporation’s (TMC(R)) Unified Communications Magazine 2007 Product of the Year Award. The product delivers DPI services with true 10Gb performance. Its open architecture has attracted the attention of current and potential customers, as it offers a fully upgradeable platform which can also offer integrated value added services. During the quarter it made a meaningful contribution to our revenues, and we expect it to continue to be one of our main growth drivers during 2008 and beyond,” concluded Hadar.

During the quarter the Company achieved the following milestones:

—	Continued successful deployment of Service Gateway – Omega at major carriers in Europe and the Asia-Pacific region;

—	Completed the acquisition of the business of Esphion Ltd., a developer of network protection solutions for carriers and internet service providers, and it is anticipated that a unified solution will be released at the end of the second quarter of 2008; and

—	Added two Tier 1 mobile carriers and several national carriers to its worldwide customer base.

On January 8, 2008, the Company closed the previously announced acquisition of Esphion. Under the terms of the agreement, the Company paid a total of $3.9 million in cash for the purchase of Esphion’s assets as well as for related expenses.

As of March 31, 2008, the Company’s cash and cash equivalents, including short and long-term deposits and investments in marketable securities, totaled $63.2 million of which $33.2 million were ARS. Since the announcement of our results for the fourth quarter and full year of 2007, the credit and capital markets have further deteriorated and reflected continued uncertainty. Recent external valuations showed a further devaluation of the majority of our ARS portfolio. As a result, the Company recorded an impairment charge of $2.2 million in its profit and loss statement, in respect of ARS the devaluation of which is considered “other than temporary.”

In addition, based upon recent valuations and market trends, the Company reclassified the devaluation of certain ARS for the fourth quarter and the full year of 2007 reflected in the Company’s previous earnings release dated February 12, 2008, as “other than temporary.” This reclassification resulted in an additional impairment charge of $1.2 million in the Company’s profit and loss statement for the fourth quarter and the full year of 2007. Accordingly, on a GAAP basis, net loss for the fourth quarter of 2007 was $6.7 million instead of the previously reported $5.5 million, or $0.31 per share (basic and diluted) instead of the previously reported $0.25 per share (basic and diluted). On a GAAP basis, net loss in 2007 totaled $9.9 million instead of the previously reported $8.7 million, or $0.46 per share (basic and diluted) instead of the previously reported $0.41 per share (basic and diluted). This reclassification has no impact on the non-GAAP net loss and earnings per share previously reported for the fourth quarter and full year of 2007.

The ARS held by the Company are subject to the risks and uncertainties regarding market conditions, liquidity, impairment and ratings as previously reported by the Company. The Company believes that based on its current cash, cash equivalents and marketable securities balances at March 31, 2008 and expected operating cash flows, the current lack of liquidity of these securities will not have a material impact on the Company’s liquidity, cash flow or its ability to fund its operations.

Conference Call & Webcast

The Company’s management team plans to host a live conference call and webcast today, May 14, 2008, at 8:30 AM EST to discuss the financial results as well as management’s outlook for the business.

To access the conference call, please dial one of the following numbers: US: 1-866-966-5335, International: +44-20-3003-2666, Israel: 1-809-216-213.

A replay of the conference call will be available from 12:01 am EST on May 15, 2008 through June 14, 2008 at 11:59 pm EST. To access the replay, please dial: +44-20-8196-1998, access code: 650204#

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications
Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent IP service optimization solutions for DSL, wireless and mobile broadband carriers, service providers, and enterprises. Allot’s rich portfolio of hardware platforms and software applications utilizes deep packet inspection (DPI) technology to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. Allot’s scalable, carrier-grade solutions provide the visibility, security, application control and subscriber management that are vital to managing Internet service delivery, guaranteeing quality of experience (QoE), containing operating costs, and maximizing revenue in broadband networks. For more information, visit www.allot.com.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future operations, including the anticipation for the release of a unified solution of the Service Gateway – Omega and the Esphion solution at the end of the second quarter, the expectation that revenues from the Services Gateway will continue to be one of the Company’s main growth drivers during 2008 and beyond, and the Company’s belief that based on its current cash, cash equivalents and marketable securities balances and expected operating cash flows, the current lack of liquidity of the ARS will not have a material impact on its liquidity, cash flow or its ability to fund its operations. These forward-looking statements are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the possibility of further deterioration in the credit and capital markets or additional ratings downgrades of investments in the Company’s portfolio (including on ARS) resulting in the Company incurring additional impairments to its investment portfolio; changes in general economic and business conditions and, specifically, a decline in demand for the Company’s products; the Company’s inability to timely integrate the Esphion solution into the Service Gateway or develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Doron Arazi
Chief Financial Officer
International access code +972-9-761-9203
darazi@allot.com

TABLE - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended March 31,
	2008	2007
	(Unaudited)

Revenues	$8,259	$8,276
Cost of revenues	2,142	1,974

Gross profit	6,117	6,302

Operating expenses:
Research and development costs, net	3,097	2,453
Sales and marketing	5,044	4,194
General and administrative	1,499	1,043
In-process research and development	244	-

Total Operating expenses	9,884	7,690
Operating loss	(3,767)	(1,388)
Financial and other income (expenses), net	(1,015)	957

Loss before income tax expenses	(4,782)	(431)

Income tax expenses	31	3

Net loss	(4,813)	(434)

Basic net loss per share	$(0.22)	$(0.02)

Diluted net loss per share	$(0.22)	$(0.02)

Weighted average number of shares
used in computing basic net
loss per share	22,026,771	21,009,705

Weighted average number of shares
used in computing diluted net
loss per share	22,026,771	21,009,705

TABLE - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended March 31,
	2008	2007
	(Unaudited)

GAAP net loss as reported	$(4,813)	$(434)

Non-GAAP adjustments:
Cost of revenues
Expenses recorded for stock-based compensation	14	11
Core technology amortization	28	-

	42	11

Research and development costs, net
Expenses recorded for stock-based compensation	75	50

Sales and marketing
Expenses recorded for stock-based compensation	128	119

General and administrative
Expenses recorded for stock-based compensation	208	142
Expenses related to a law suit	21	-

	229	142

In-process research and development	244	-

Total adjustments to operating loss	718	322

Financial and other income (expenses), net
Impairment of auction rate securities	2,150	-

Total adjustments	2,868	322

Non-GAAP net loss	(1,945)	(112)

Non- GAAP basic and diluted loss per share	$(0.09)	$(0.00)

TABLE - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31, 2008	December 31, 2007
	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,938	$28,101
Marketable securities and short term deposits	6,062	7,305
Trade receivables	6,103	6,122	*
Other receivables and prepaid expenses	4,580	3,915
Inventories	4,196	4,789

Total current assets	44,879	50,232

LONG-TERM ASSETS:
Marketable securities	33,185	35,371
Severance pay fund	3,571	3,302
Other assets	1,175	1,169

Total long-term assets	37,931	39,842

PROPERTY AND EQUIPMENT, NET	4,883	4,619

GOODWILL AND INTANGIBLE ASSETS, NET	3,791	239

Total assets	91,484	94,932

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,340	$3,409
Deferred revenues	3,929	3,968	*
Other payables and accrued expenses	6,364	5,791

Total current liabilities	13,633	13,168

LONG-TERM LIABILITIES:
Deferred revenues	1,464	1,404	*
Accrued severance pay	3,523	3,175

Total long-term liabilities	4,987	4,579

SHAREHOLDERS' EQUITY	72,864	77,185

Total liabilities and shareholders' equity	91,484	94,932

* reclassified